THE MERGER FUND
100 SUMMIT LAKE DRIVE
VALHALLA, NY  10595

January 20, 2010

VIA EDGAR

Mr. Vincent Di Stefano
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, N.E.
Washington, D.C. 20549

Re           The Merger Fund
File No. 811-03445; S000005158

Dear Mr. Di Stefano:

On behalf of The Merger Fund (the “Fund”), we are responding to Comment 2 in the letter that the Fund filed with the U.S. Securities and Exchange Commission as correspondence via EDGAR on January 19, 2010 (Accession Number: 0000894189-10-000115).

Staff Comment 2: The Staff noted that the footnotes to the fee table should be eliminated.  The Staff further noted that information from the footnotes should be included as line items in the fee table if over one basis point.

RESPONSE:

The Fund will present Annual Fund Operating Expenses as follows:

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.98%1
Distribution and/or Service (12b-1) Fees	0.25%
Acquired Fund Fees and Expenses	0.05%
Other Expenses	0.29%
Net Operating Expenses	1.57%
Interest Expense, Borrowing Expense on Securities Sold Short and Dividends on Securities Sold Short	0.74%1
Total Annual Fund Operating Expenses	2.31%
__________
(1)           This expense information has been restated to reflect current fees.

The Fund hereby acknowledges that:

•	the action of the Commission or the Staff, pursuant to the comment process, does not foreclose the Commission from taking any action with respect to the filings;

•	the action of the Commission or the Staff, pursuant to the comment process, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•	the Fund may not assert the action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding any of the Fund’s responses to the Staff’s comments, please call Laura L. Grossman at Fulbright & Jaworski L.L.P. at (212) 318-3237.  Thank you.

Very truly yours,

/s/ Bonnie L. Smith
Bonnie L. Smith
Vice President, Secretary and Treasurer